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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Scottish Re Group Limited

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G7885T104 (CUSIP Number)

November 10, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7885T104	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

3,483,700
6. Shared Voting Power

0
7. Sole Dispositive Power

3,483,700
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,483,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.75%
12.	Type of Reporting Person (See Instructions)

IN

CUSIP No. G7885T104	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

3,483,700
6. Shared Voting Power

0
7. Sole Dispositive Power

3,483,700
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,483,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.75%
12.	Type of Reporting Person (See Instructions)

IA

CUSIP No. G7885T104	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

300,531
6. Shared Voting Power

0
7. Sole Dispositive Power

300,531
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

300,531
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

0.50%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7885T104	13G	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

849,920
6. Shared Voting Power

0
7. Sole Dispositive Power

849,920
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

849,920
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

1.40%
12.	Type of Reporting Person (See Instructions)

PN

CUSIP No. G7885T104	13G	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Flagg Street Offshore, LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power

2,333,249
6. Shared Voting Power

0
7. Sole Dispositive Power

2,333,249
8. Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,333,249
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

3.85%
12.	Type of Reporting Person (See Instructions)

PN

Page 7 of 9 Pages

Item 1.	(a)	Name of Issuer:

Scottish Re Group Limited (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2939 Crown House, Third Floor 4 Par-la-Ville Road Hamilton HM12 Bermuda

Item 2.	This joint statement on Schedule 13G is being filed by Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore, LP, who are collectively referred to as the “Reporting Persons.” Mr. Starr is the controlling managing member of Flagg Street Capital LLC (“Capital”). Capital is an investment adviser registered under Section 203 of the Investment Advisers Act, and is the sole general partner of each of Flagg Street Partners LP (“Partners”), Flagg Street Partners Qualified LP (“Qualified”), and Flagg Street Offshore, LP (“Offshore” and together with Partners and Qualified, the “Funds”). Information with respect to each of the Reporting Persons is as follows:

	(a)	Names of Persons Filing:

The names of the Reporting Persons are Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore, LP.

	(b)	Address of Principal Business Office:

The principal business office of the Reporting Persons with respect to the shares reported hereunder is 44 Brattle Street, Cambridge, MA 02138.

	(c)	Citizenship:

Mr. Starr is a U.S. citizen. Capital is a Delaware limited liability company. Partners and Qualified are Delaware limited partnerships. Offshore is a Cayman Islands partnership.

	(d)	Title of Class of Securities:

Ordinary Shares, par value $0.01 per share (“Ordinary Shares”)

	(e)	CUSIP Number:

G7885T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Page 8 of 9 Pages

Item 4.	Ownership

In the aggregate, the Reporting Persons beneficially own 3,483,700 Ordinary Shares of the Issuer, representing approximately 5.75% of the outstanding shares of such class of securities. The beneficial ownership of each Reporting Person is as follows: Each of Capital, as the sole general partner of each of the Funds, and Mr. Starr, as the manager of Capital, beneficially owns 3,483,700 Ordinary Shares of the Issuer, representing approximately 5.75% of the outstanding shares of such class of securities. Partners beneficially owns 300,531 Ordinary Shares of the Issuer, representing approximately 0.50% of the outstanding shares of such class of securities. Qualified beneficially owns 849,920 Ordinary Shares of the Issuer, representing approximately 1.40% of the outstanding shares of such class of securities. Offshore beneficially owns 2,333,249 Ordinary Shares of the Issuer, representing approximately 3.85% of the outstanding shares of such class of securities. The percentage of the Ordinary Shares beneficially owned by each Reporting Person is based on a total of 60,554,104 Ordinary Shares of the Issuer outstanding as of November 6, 2006, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2006.

Each Fund has the sole power to vote and dispose of the Ordinary Shares beneficially owned by such Fund. Each of Capital, as the sole general partner of each of the Funds, and Starr, as the manager of Capital, has the sole power to vote and dispose of all of the Ordinary Shares reported in this joint statement Schedule 13G. Each of Capital and the Funds hereby disclaims any beneficial ownership of any such Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 17, 2006

FLAGG STREET PARTNERS LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET PARTNERS QUALIFIED LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET OFFSHORE, LP

By:	Flagg Street Capital LLC
General Partner

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

FLAGG STREET CAPITAL LLC

By:	/s/ Jonathan Starr
Jonathan Starr
Managing Member

JONATHAN STARR

By:	/s/ Jonathan Starr
Jonathan Starr